                                                                   EXHIBIT 99(c)

                                LYNCH CORPORATION
                         140 GREENWICH AVENUE, 4TH FLOOR
                          GREENWICH, CONNECTICUT 06830

                                             ___________ ____, 2005

Dear Shareholder:

     On behalf of the Board of Directors of Lynch  Corporation  (the "Company"),
we are pleased to provide  details on the Company's  rights offering to purchase common shares (the "Common Shares").  The Common Shares are being offered at the subscription price of $7.25 per share.

     Each  beneficial  owner of the  Company's  Common  Shares will  receive one subscription right ("Subscription Right") for each Common Share that it owned on
November  9, 2005.  Every  three such  Subscription  Rights  will  entitle  such beneficial  owner  to  subscribe  for  one  Common  Share  ("Basic  Subscription
Privilege").  If, pursuant to the exercise of Subscription Rights, the number of
Common Shares that a beneficial  owner would be entitled to receive would result in receipt of fractional shares, the aggregate number of Common Shares that such beneficial owner is entitled to purchase will be rounded up to the nearest whole number. You will not receive cash in lieu of fractional shares.

     If you were a shareholder  on the record date and fully  exercise the Basic
Subscription  Privilege  issued to you, you may subscribe for additional  Common
Shares  through the  oversubscription  privilege.  The maximum  number of Common
Shares that you may purchase  under the  oversubscription  privilege is equal to the number of shares you purchased under the Basic  Subscription  Privilege.  If the Company's other  shareholders  receiving rights do not elect to purchase all of the Common Shares  offered  under their basic  subscription  privilege,  then
Common Shares purchased through the oversubscription privilege will be allocated pro rata based on the  number of Common  Shares  each  eligible  subscriber  for additional Common Shares has purchased under the basic  subscription  privilege, as more fully described in the Company's prospectus, dated _________ ___, 2005.

     Enclosed are copies of the following documents:

     1. the Prospectus;

     2. the Instructions for Use of Lynch Corporation Subscription Certificates;

     3. the Subscription Certificate; and

     4. a return  envelope  addressed to Mellon Bank,  N.A. c/o Mellon  Investor
        Services LLC, the Subscription Agent.

     The enclosed Prospectus  describes the rights offering and the procedure to follow if you choose to exercise  your rights.  Please read the  Prospectus  and other enclosed materials carefully.

     Your prompt  action is requested.  The rights  offering will expire at 5:00
p.m., New York City time, on __________ ___, 2005,  unless extended for up to 15 days (the "Expiration Date").

     To exercise your rights,  a properly  completed  and executed  Subscription
Certificate  and payment in full for all of the Common Shares  purchased must be delivered to the Subscription Agent as indicated in the Prospectus prior to 5:00
p.m., New York City time, on the Expiration Date.

     Additional  copies of the enclosed  materials  may be obtained  from Mellon
Investor Services LLC. Their toll-free telephone number is (866) 340-1578.

     We are  pleased  to offer  you  this  opportunity  and  hope  that you will consider a further investment in the Company.

                                             Very truly yours,

                                             LYNCH CORPORATION

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